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Annual Report

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Cover Page

Name of issuer:

The Cookie Department, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: CA
Date of organization: 1/12/2012

Physical address of issuer:

6424 SW Alfred St
Portland OR 97219

Website of issuer:

http://www.thecookiedepartment.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$148,919.24	$210,436.00
Cash & Cash Equivalents:	$14,023.77	$73,810.68
Accounts Receivable:	$55,738.75	$46,554.32
Short-term Debt:	$97,272.72	$102,212.40
Long-term Debt:	$349,547.54	$333,091.91
Revenues/Sales:	$242,343.82	$343,692.72
Cost of Goods Sold:	$178,020.54	$232,977.13
Taxes Paid:	$1,364.97	$800.00
Net Income:	($50,228.36)	($95,291.46)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable

to investors based on that information.

THE COMPANY

1. Name of issuer:

The Cookie Department, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>They failed to submit an annual report in the past.</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Isaac Resnikoff	Designer	Project Room	2012
Akiva Resnikoff	CEO	The Cookie Department	2012
Andrea Kirschner	Finance	Diversified Maintenance Systems	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrea Kirschner	CFO	2016
Akiva Resnikoff	President	2012
Akiva Resnikoff	CEO	2012
Akiva Resnikoff	Secretary	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Akiva Resnikoff	40000.0 Common Stock	63.7

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Akiva Resnikoff is currently the only official employee of the company. The rest of the team are currently on contract employment.

Due to California's new Proposition 65 labeling laws, The Cookie Department's packaging will now contain an image of the prop 65 warning label. This could have an impact on sales within the state of CA.

We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The specialty foods market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels, and weather patterns affecting food production levels, salary and wage levels and weather patterns affecting food production.

The Company, like many comparable food production companies, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Those factors can be difficult to predict and may impact business operations.

Our future success depends on retaining partnerships and full-filling production orders in the future. If those partnerships are impaired or if we're unable to fulfill customer needs we may see a decrease in our overall revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Andrea Kirschner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	999,999	59,756	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	1256
Options:	2,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	OBDC
Issue date	07/01/14
Amount	$50,000.00
Outstanding principal plus interest	$5,501.45 as of 12/31/19
Interest rate	7.25% per annum
Current with payments	Yes

Loan

Lender	Pam Marcus
Issue date	04/01/15
Amount	$53,500.00
Outstanding principal plus interest	$18,475.00 as of 12/30/19
Interest rate	0.0% per annum
Current with payments	Yes

This is a related party loan from a prior business partner. It has no set maturity date.

Loan

Lender	Bob Grossman
Issue date	01/01/16
Amount	$28,366.00
Outstanding principal plus interest	$20,966.00 as of 12/30/19
Interest rate	0.0% per annum
Current with payments	Yes

Related party loan with no set maturity date.

Loan

Lender	Jesse Powell
Issue date	01/01/16
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 12/30/19
Interest rate	6.0% per annum
Current with payments	Yes

No set maturity date.

Loan

Lender	Russell Kassman
Issue date	01/01/16
Amount	$5,000.00
Outstanding principal plus interest	$5,000.00 as of 12/30/19
Interest rate	6.0% per annum
Current with payments	Yes

Related party loan which may convert into equity or be repaid. There is no set maturity date.

Convertible Note

Issue date	10/31/17
Amount	$211,000.00
Interest rate	6.0% per annum
Discount rate	20.0%

Discount rate	20.0%
Valuation cap	$5,000,000.00
Maturity date	10/31/20

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2017	Section 4(a)(2)	Convertible Note	$211,000	General operations
4/2019	Regulation Crowdfunding	Convertible Note	$97,167	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Bob Grossman
Amount Invested	$28,366.00
Transaction type	Loan
Issue date	01/01/16
Outstanding principal plus interest	$28,366.00 as of 08/24/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan with no set maturity date.

Name	Pam Marcus
Amount Invested	$53,500.00
Transaction type	Loan
Issue date	04/01/15
Outstanding principal plus interest	$18,475.00 as of 08/24/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Former colleague of founder

This is a related party loan from a prior business partner. It has no set maturity date.

Name	Russell Kassman
Amount Invested	$5,000.00
Transaction type	Loan
Issue date	01/01/16
Outstanding principal plus interest	$5,000.00 as of 08/24/19
Interest rate	0.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan which may convert into equity or be repaid. There is no set maturity date.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information

regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For the past 10 years, The Cookie Department has offered a line of traditional cookie flavors like Chocolate Chip and Ginger Snap with added functional ingredients like Fair Trade coffee and superfoods. Several months ago we pivoted, and now exclusively offer cookies that are gluten free, have 1 gram of sugar, and 3-4 net carbohydrates, to appeal to the ever growing low carb consumer market. We're one of the first ketogenic friendly, gluten free certified packaged cookies.

Milestones

The Cookie Department, Inc. was incorporated in the State of California in January 2012.

Since then, we have/are:

- Available on 7-Eleven shelves as one of their first ketogenic friendly cookie offerings in the Pacific NW.
- Available on select GNC shelves as of April 1st 2020
- Designated as an "Amazon's Choice" product.
- E-commerce sales increased 1056% since launching keto friendly products on 8/19/19
- The first ketogenic friendly cookie to be sold on Bodybuilding.com
- Since launching our keto line, Amazon sales are up 893%
- Up to 22,400 followers on Instagram

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $242,343.82 compared to the year ended December 31, 2018, when the Company had revenues of $343,692.72. Our gross margin was 26.54% in fiscal year 2019, compared to 32.21% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $148,919.24, including $14,023.77 in cash. As of December 31, 2018, the Company had $210,436 in total assets, including $73,810.68 in cash.
- *Net Loss.* The Company has had net losses of $50,228.36 and net losses of $95,291.46 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $446,820.22 for the fiscal year ended December 31, 2019 and $435,304.31 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $121,249.17 in debt and $325,571.09 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital this year. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Cookie Department, Inc. cash in hand is $14,023.77, as of December 2019. Over the last three months, revenues have averaged $26,169.65/month, cost of goods sold has averaged $19,629.91/month, and operational expenses have averaged $9018.91/month, for an average burn rate of $3006.30 per month. Our intent is to be profitable in 22 months.

We launched with a new co-packer to start producing a new line of keto and gluten free certified cookies. We now pay 50% upfront to our co-packer and then follow it up with the remaining 50% on net 15. Covid19 did put a damper on our sales due to our co-packer temporarily shutting down in Washington State.

We expect our expenses to increase as we ramp up production on our new line. We also expect revenues to increase as we increase sales. We will look to raise more capital through Wefunder in 2020

We are in the process of applying for a $51,000 SBA disaster loan which will help us with cash flow during the Covid19 pandemic

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.thecookiedepartment.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Akiva Resnikoff
- Akiva Resnikoff
- Andrea Kirschner
- Isaac Resnikoff

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- The Cookie Department Convertible Note

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Akiva Resnikoff
- Akiva Resnikoff
- Andrea Kirschner
- Isaac Resnikoff

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the

requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Cookie Department, Inc.

By

Akiva Resnikoff

Founder & CEO The Cookie Department

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Akiva Resnikoff
Founder, CEO
6/3/2020

Andrea Kirschner
CFO
6/2/2020

Invite Others to Sign

Isaac Resnikoff (isaacresnikoff@gmail.com) INVITE

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT



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